

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 7010

July 9, 2008

Sotirios J. Vahaviolos, Ph.D.
Chairman and Chief Executive Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, New Jersey 08550

RE: Mistras Group, Inc.
Registration Statement on Form S-1
Filed June 10, 2008
File Number 333-151559

Dear: Mr. Vahaviolos:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

2. Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

Industry and Market Data

3. Please tell us whether the information in sources cited throughout the prospectus was publicly available or whether the information was prepared for you for a fee. We note information from the United States Energy Information Administration, Chemical Market Associates, Inc., the Industrial Information Resources and SRI International.

Summary, page 1

4. Please disclose the basis for your statement that you are a leading global provider of proprietary, technology-enabled non-destructive testing solutions. Please do this for other such statements throughout the prospectus. For instance, refer to your statement on page 58 that you are the only vendor with a comprehensive suite of proprietary and integrated NDT services, software and other products worldwide as well as your statement on page 64 that you are a leader in the design of AE sensors, instruments and turn-key systems used for the monitoring and testing of materials, pressure components, processes and structures.

5. It is not clear from your table on page 78 whether officers and directors will be selling shares in the offering. If so, please disclose here.

6. Please quantify the number of shares of common stock each officer, director and affiliate will receive upon the concurrent conversion of preferred stock.

Summary Historical Consolidated Financial Data, page 8

7. Please revise your disclosures to include cash flows from financing and investing activities. We believe that a presentation that only includes the cash flows from operations portion of the statement of cash flows implies that the use of such cash flows is entirely at the discretion of management.   See FRC 202.03 for additional details.

Summary Historical Consolidated Financial Data – FN (1), page 9

8. We note your disclosure here and on page 29 describing pro forma diluted earnings per share. Please amend your filing to include tabular disclosures in a manner similar to paragraph 40a of SFAS 128.

Risk Factors, page 9

9. Briefly discuss the extent to which you have been impacted by accidents that could occur as a result of your testing as well as by intellectual property disputes as discussed in the risk factors entitled *An accident or incident involving our NDT solutions…* on page 9.and *We may be subject to damaging and disruptive intellectual property litigation related to allegations…* on page 15.

Forward-Looking Statements, page 23

10. Please remove the word "will" from the list of forward-looking statements.

Selected Historical Consolidated Financial Information, page 29

11. We note your use of EBITDA as a performance measure. Please amend your filing to include the material limitations associated with the use of this measure. Please reference question 8 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

12. Please disclose all foreign countries, in total, from which you derive revenues. Please refer to Item 101(d)(i)(B).

Consolidated Results of Operations, page 34

13. We note your ability to raise prices to keep pace with increased labor costs contributed to the increase in gross profit in the nine months ended February 2008. For each segment, discuss your ability to increase prices and how this pricing power or lack thereof, impacts your profitability.

14. To the extent that your revenues and profits have been significantly impacted by the provision of products and/or services to one or several major customers, please discuss those transaction(s) in greater detail. For instance, we note that revenues in the Services segment for the nine months ended February 2008 were largely the result of one order from one major customer and that your top 10 customers accounted for half the revenue. Further, we note that revenues in the Software Products segment for the nine months ended February 2008 increased as a result of one major order in the International segment. Please review this section and revise to provide more context for the changes between the periods discussed.

15. Throughout your discussion of your results of operations for all periods presented you cite multiple factors for changes in your results. Revise your filing, to the extent practicable, to quantify the impact of each factor you identify when you identify multiple factors as impacting your results of operations. For example, your services discussion indicates that your revenues increased due to an increase in demand, a single large order and revenues from an acquired business.

Liquidity and Capital Resources
Cash Balance and Credit Facility Borrowings, page 46

16. We note that subsequent to February 29, 2008 you acquired four businesses which were not individually material. Please demonstrate for us whether these acquisitions are material in the aggregate. Refer to Rule 3-05(b)(2)(i) of Regulation S-X.

Manufacturing, page 67

17. Please describe what your products are.

Intellectual property, page 67

18. We note your statement that your success depends in part on your ability to protect your proprietary technology and avoid infringing the intellectual property of others. We also note the number of patents and service marks you own. Please provide a better understanding the role that intellectual property protection plays in your business. For instance, are your primary products, processes and services patented or licensed from others? Please refer to Item 101(c)(iv) of Regulation S-K.

Research and Development, page 67

19. Please disclose the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. In addition, state, if material, the estimated dollar amount spent during each of such years on customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques. Please refer to Item 101(c)(xi) of Regulation S-K.

Executive Compensation, page 74
Compensation Discussion and Analysis, page 74
Annual Cash Incentives, page 75

20. Please quantify the EBITDA and revenue performance targets and disclose what EBITDA and revenue amounts you actually achieved.

Principal and Selling Stockholders, page 78

21. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

Acquisition of Envirocoustics A.B.E.E., page 80

22. We note based on your disclosure here and on page F-16 that Mr. Vahaviolos was the majority owner of A.B.E.E. and also currently owns 59% of Mistras. It therefore appears that A.B.E.E. and Mistras are entities under common control. If so, please address the need to account for Mistras' acquisition of A.B.E.E. as entities under common control as prescribed by paragraphs D11 through D18 of SFAS 141.

Underwriting, page 91

23. Please disclose the circumstances under which the underwriters could waive the lock-up requirements.

Signatures

24. Please note that your controller or chief accounting officer must sign the registration statement pursuant to Note A to Signatures on Form S-1. Please add the chief accounting officer or indicate which current signatory holds that position.

Report of independent Registered Public Accounting Firm, page F-3

25. Amend your filing to include the audit report and related consent of the other auditor referred to by Amper, Politziner & Mattia, P.C.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page F-9

26. With regard to your product sales, clarify when title passes to the customer (e.g. when the product is delivered or when the product is shipped to the customer). Refer to SAB Topic 13.3.a.

27. You indicate that for multiple-element arrangement software contracts that include non-software elements, whereby the software is essential to the functionality of the nonsoftware elements, you apply the accounting specified under the heading Multiple-Element Arrangements. However, we note that your accounting for multiple-element arrangements does not refer to vendor-specific objective evidence (VSOE) as contemplated by paragraph 10 of SOP 97-2. Please confirm that you use VSOE for your software multiple-element arrangements and revise your disclosures accordingly. Otherwise provide us additional information to clarify the appropriateness of your accounting.

28. You indicate that revenues from maintenance, unspecified upgrades and technical support are recognized over the periods such items are delivered. Please revise your disclosures to clarify, if true, that you recognize such revenues ratably over the term of the arrangement as required by paragraph 57 of SOP 97-2.

3. Earnings Per Share, page F-14

29. We note that you have excluded the common stock equivalents related to the conversion of the outstanding preferred stock from diluted earnings per share due to the fact that their conversion is contingent on the effectiveness of a qualified IPO. However, based on your disclosures in Note 16, it appears that the preferred stock is convertible at the option of the holder at any time. Based on these terms, please tell us what consideration you gave to including the common stock equivalents in your diluted EPS calculation. Clarify whether you have excluded these common stock equivalents because they are antidilutive as indicated by your pro forma diluted earnings (loss) per share as presented in your Summary and Selected Consolidated Financial Data.

4. Accounts Receivable and Allowance for Doubtful Accounts, page F-15

30. Please revise your filing to include the changes in the position of doubtful accounts for all years an income statement is presented. Refer to Rule 5-04(a)(2) of Regulation S-X.

7. Goodwill, page F-16

31. Please amend your filing to include changes in the carrying amount of goodwill at the segment level as required by paragraph 45 of SFAS 142.

16. Preferred Stock – Conversion Rights, page F-23

32. Amend your filing to disclose the conversion price of the preferred shares. Also disclose how such conversion price changes upon the issuance of additional common shares.

16. Preferred Stock – Class A Redemption Rights, page F-23

33. We note that Class A holders may require redemption upon the occurrence of an Event of Noncompliance. Please define these events.

17. Stock Compensation, page F-24

34. Please amend your filing to include the weighted average grant date fair value, the total intrinsic value for each year an income statement is provided. Additionally, for the latest balance sheet date please disclose the total compensation cost related to non-vested awards not yet recognized and the weighted average period over which is it expected to be recognized. Refer to paragraph A240 of SFAS 123(R).

Notes to the Interim Consolidated Financial Statements

7. Long-Term Debt, page F-42

35. We note your disclosure on page F-18 indicating that the bank has waived several non-financial covenants in connection with prior year financial statements. Please amend your filing to clarify if you are in compliance with these covenants at the end of your interim reporting period. Please also enhance your disclosures to identify these covenants and whether you are required to be in compliance with similar covenants in the future. In addition, please revise your disclosures to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

11. Preferred Stock, page F-44

36. We note your disclosure that "Accretion has been based on the Fair Market Value of Class A shares. Accretion has been based on the Class A IRR Amount and amount to $9,865 for the nine months ended February 29, 2008." These statements appear to contradict each other. Please amend your filing to clarify how you determined accretion expense for the nine months ended February 29, 2008 and why there was a significant increase in accretion for the nine months ended February 29, 2008.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or the undersigned Branch Chief at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

CC: Andrew C. Freedman, Esq.
       Fulbright & Jaworski L.L.P.
       Fax (212) 318-3400